October 27, 2014

VIA EDGAR

Ms. Karen Rossotto
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street NE
Washington, DC  20549-4720

Re:	American Century International Bond Funds (the “Registrant”) (File Nos. 33-43321; 811-06441)

Dear Ms. Rossotto:

Please find below our responses to your comments that we discussed on October 7, 2014, regarding Post-Effective Amendment No.45, filed on August 22, 2014, to the Registrant’s registration statement to make material changes to the International Bond Fund (the “Fund”).  For your convenience, we have restated each of your comments prior to our responses.

1.	Comment: Explain the difference in the unified management fee for Institutional Class and R6 Class shares.

Response:  As noted in the Fees and Expenses table of the prospectus, the unified management fee for the Fund is 0.80% for the Investor, A, C and R Classes, 0.60% for the Institutional Class and 0.55% for the R6 Class.  The Multiple Class Information section of the prospectus explains the difference in the Institutional and R6 Classes’ unified management fees as follows:

The fund offers multiple classes of shares.  The classes have different fees, expenses and/or minimum investment requirements.  The difference in the fee structures between the classes is the result of their separate arrangements for shareholder and distribution services.  It is not the result of any difference in advisory or custodial fees or other expenses related to the management of the fund’s assets, which do not vary by class.  The Institutional Class and R6 Class shareholders do not require the same level of shareholder and administrative services from the advisor as shareholders of the other classes.  In addition, American Century does not pay any service, distribution or administrative fees to financial intermediaries for R6 Class shares.  As a result, the advisor is able to charge these classes lower unified management fees.  Different fees and expenses will affect performance.

American Century Investments
P.O. Box 410141, 4500 Main Street	1-800-345-2021 or 816-531-5575
Kansas City, MO 64141-0141	www.americancentury.com

Ms. Karen Rossotto
October 27, 2014

2.
Comment:  Due to the use of the word “bond” in the fund name, please consider whether the 80% test should apply to “bonds” rather than “debt securities”.  Consider whether to further define the word “bond” in the prospectus disclosure.

Response:  We have added disclosure to make clear that the 80% test applies to “bonds.”  We believe that the term “debt securities” is consistent with the plain meaning of the term “bond.”  Pursuant to footnote 43 of the release on Investment Company Names (Release No. IC-24828) an investment company may use any reasonable definition of terms used in its name and should define the terms used in its name in discussing its investment objectives and strategies in the prospectus.  In both the Principal Investment Strategies section and the Objectives, Strategies and Risks section, we explain that “bonds” include non-money market debt securities, such as corporate bonds and notes, securities issued by governments, commercial paper and securities backed by mortgages or other assets.  In addition, American Heritage College Dictionary defines bond as “a certificate of debt issued by a government or corporation guaranteeing payment of the original investment plus interest by a specified future date”.

3.	Comment: In the strategy sections of the prospectus, please add the parenthetical “plus any borrowings for investment purposes” following the 80% language.

Response:  The Fund has a fundamental policy against borrowing any money, except for temporary or emergency purposes, as set out in the Fund’s statement of additional information.  Accordingly, we believe it could be confusing and potentially even misleading to investors if we add the suggested language “(plus any borrowings for investment purposes)” to the prospectus disclosure, without also disclosing that the Fund has a fundamental investment policy against borrowing. Given the Fund’s fundamental investment policy, we believe the current disclosure is better suited to the Fund’s situation.

4.
Comment:  Please consider adding language to disclose, either quantitatively or qualitatively, the amount of foreign securities anticipated to be held by the Fund given the use of the word “international” in the Fund name.  Also, consider listing a minimum number of countries in which the Fund plans to invest its assets given the use of the word “international” in the Fund  name.

Response:  We have added responsive language to the prospectus.

Ms. Karen Rossotto
October 27, 2014

5.
Comment:  Consistent with recent guidance from the Investment Management Division, please review applicable derivatives risk disclosure to ensure that the disclosure is tailored to the specific risks of the Fund.

Response:  We have reviewed the Fund’s disclosure related to derivatives and the applicable risks to tailor the discussion to the specific risks of the Fund.

6.	Comment: Please consider adding a specific risk related to mortgaged-backed securities given its use in the strategy section.

Response:  Typically, the specific risk associated with mortgaged-backed securities is the risk of pre-payment.  However, the mortgaged-backed securities held by the Fund are not the typical domestic variety, rather these are foreign mortgaged-backed securities, sometimes called “covered bonds”.  There is no pre-payment risk associated with covered bonds.  The risks associated with these types of securities are sufficiently covered in the prospectus.

7.	Comment: Please add the parenthetical after the first index in the Average Annual Total Returns table.

Response:  We have added the parenthetical.

8.	Comment: Please explain why the advisor believes the new index better represents the Fund’s portfolio composition in footnote 2 in the Average Annual Total Returns table.

Response:  We added disclosure to the footnote to explain the advisor’s rationale.

9.	Comment: In the summary prospectus, please consider removing the language from the Portfolio Management section other than the individual’s name, title and date.

Response:  Item 5(b) of Form N-1A requires us to “state the name, title and length of service of the person or persons employed by or associated with the Fund or an investment advisor of the Fund who are primarily responsible for the day-to-day management of the Fund’s portfolio”.   The language in the Fund’s prospectus responsive to this item states only the portfolio manager’s name, title and how long each has served on fixed-income teams at American Century.  Given our team-managed approach in the fixed-income group, we believe this is the most accurate description of the portfolio manager’s length of service at the advisor and is responsive to Item 5(b).

Ms. Karen Rossotto
October 27, 2014

10.
Comment:  In the Purchase and Sale of Fund Shares section, consider whether the Fund’s minimum initial investment is the same concept as purchasing shares of the Fund.  Also in that section, is the minimum required for subsequent purchases the same for all classes?

Response:  The disclosure in the Purchase and Sale of Fund Shares section is uniform across the fund complex and across share classes offered by each fund.  In other words, if a fund does not offer an Institutional Class, that information would not be included in that fund’s prospectus.  To the extent there are different minimum initial or subsequent investments by class, those differences are noted in the prospectus disclosure.

11.
Comment:  In the Objectives, Strategies and Risks section discussion of emerging markets debt countries, please consider disclosing how a security might be considered to be ‘economically tied to’ an emerging market country.

Response:  In the disclosure following the list of countries in the Objectives, Strategies and Risks section, several factors are disclosed that describe the advisor’s approach in determining an issuer’s location for emerging markets purposes.

12.	Comment: Consider whether the sentence in the Objectives, Strategies and Risks section related to currency and interest rate diversification is inconsistent with the Fund’s status as non-diversified.

Response:  The sentence in question relates to an individual investor’s desire for currency and interest rate diversification in his portfolio, and not the Fund’s status as non-diversified under the ’40 Act.  We have added some language to the prospectus to further clarify that.

13.
Comment:  In the Investment Guidelines section of the statement of additional information, consider whether the disclosure in the International Bond Fund section should be added to the prospectus disclosure.

Response:  The fund specific disclosure in the statement of additional information is supplemental in nature and not inconsistent with the prospectus disclosure.  The discussion around the Fund’s investment in supranational organizations is not in the prospectus as it does not constitute a principal investment strategy of the Fund, but rather makes up a minor part of the Fund’s investment strategies.

Ms. Karen Rossotto
October 27, 2014

14.
Comment:  In the Investment Policies section of the statement of additional information, please clarify that the language regarding a fund’s status as diversified may not be changed without shareholder approval is not applicable, as all of the funds in this issuer are non-diversified under the ’40 Act.

Response:  The language regarding a fund’s status as diversified may not be changed without shareholder approval is uniform across all SAIs in the fund complex.  However, given that none of the funds in this issuer is diversified, we have removed the language from this issuer’s SAI.

In responding to your comments, we acknowledge that: (i) the Registrant is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) staff comments or changes to disclosure in response to staff comments in the filing reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal laws of the United States.

If you have any questions with regard to the above responses, please contact the undersigned at christy_crossley@americancentury.com or 816-340-3224.

Sincerely,

/s/ Christine J. Crossley
Christine J. Crossley
Assistant Secretary